Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280059
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED JUNE 15, 2026
TO THE PROSPECTUS DATED APRIL 17, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company”, “BREIT,” “we,” “us,” or “our” refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of July 1, 2026;
•to disclose the calculation of our May 31, 2026 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus

Portfolio Update

For the month ended May 31, 2026, BREIT’s Class I NAV per share was $14.43 and Class I total return was 0.9% (not annualized).1

On May 20, 2026, the Company published its Q1 2026 Update for stockholders, which is available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

July 1, 2026 Transaction Price
We are offering to the public four classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares and Class T-2 shares in our primary offering and seven classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares, Class T-2 shares, Class S shares, Class D shares and Class T shares pursuant to our distribution reinvestment plan. For the avoidance of doubt, Class S shares, Class D shares and Class T shares are only available to existing holders of such classes pursuant to our distribution reinvestment plan. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees and limits thereon. No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares, and no upfront selling commissions or dealer manager fees are paid with respect to purchases of shares of any class sold pursuant to our distribution reinvestment plan. See “Description of Capital Stock” and “Plan of Distribution” in the Prospectus for a discussion of the differences between our Class I, Class S-2, Class D-2, Class T-2, Class S, Class D and Class T shares.
The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2026 (and repurchases as of June 30, 2026) is as follows:

Transaction Price (per share)
Class I	$14.4253
Class S-2	$14.4136
Class D-2	$14.0569
Class T-2	$14.1649
The July 1 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2026. A detailed calculation of the NAV per share for each of our share classes is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 BREIT’s Class S-2 NAV per share was $14.41, Class D-2 NAV per share was $14.06, and Class T-2 NAV per share was $14.16. BREIT’s Class S-2 total return was 0.8%, Class D-2 total return was 0.9%, and Class T-2 total return was 0.8% for May 2026.

May 31, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since May 31, 2026 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2026 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, Class C, and Class L common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2026 ($ and shares in thousands):

Components of NAV	May 31, 2026
Investments in real estate(1)	$92,817,161
Investments in real estate debt	3,966,561
Investments in unconsolidated entities(2)	19,657,948
Cash and cash equivalents	1,279,298
Restricted cash	740,900
Other assets	3,199,179
Mortgage notes, term loans, and revolving credit facilities, net	(54,487,708)
Secured financings on investments in real estate debt	(2,326,219)
Subscriptions received in advance	(173,849)
Other liabilities	(2,497,775)
Accrued performance participation allocation	(156,496)
Management fee payable	(58,833)
Accrued stockholder servicing fees(3)	(13,051)
Non-controlling interests in consolidated subsidiaries	(5,872,842)
Net asset value	$56,074,274
Number of outstanding shares/units	3,884,712
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $81.9 billion allocable to us and $10.9 billion allocable to third-party joint venture interests in such investments as of May 31, 2026.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of May 31, 2026, our allocable share of the gross real estate asset value held by such entities was $42.7 billion.
(3)Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue an estimate of the future cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. As of May 31, 2026, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2026 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of May 31, 2026
Class I Shares	$31,204,172	2,163,154	$14.4253
Class S Shares	16,484,038	1,143,648	14.4136
Class S-2 Shares	688,230	47,749	14.4136
Class D Shares	1,322,522	94,083	14.0569
Class D-2 Shares	95,030	6,760	14.0569
Class T Shares	413,956	29,224	14.1649
Class T-2 Shares	6,064	428	14.1649
Class C Shares	650,626	38,538	16.8827
Class L Shares	116,975	8,091	14.4581
Third Party Operating Partnership Units(1)	5,092,661	353,037	14.4253
Total	$56,074,274	3,884,712
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.4%
Industrial	7.5%	5.5%
Net Lease	6.6%	5.5%
Hospitality	10.8%	9.0%
Data Centers	8.4%	6.1%
Office	7.8%	5.7%
Retail	7.9%	6.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Rental				Data
		Housing	Industrial	Net Lease	Hospitality	Centers	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.7%	+0.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.7)%	(0.6)%	(1.9)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.4%	+2.8%	+1.5%	+1.0%	+3.2%	+2.4%
(weighted average)	0.25% increase	(2.7)%	(3.1)%	(2.5)%	(1.4)%	(0.9)%	(2.9)%	(2.2)%

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of April 30, 2026 ($ and shares in thousands):

Components of NAV	April 30, 2026
Investments in real estate(1)	$94,108,007
Investments in real estate debt	4,134,272
Investments in unconsolidated entities(2)	18,914,874
Cash and cash equivalents	1,413,323
Restricted cash	748,936
Other assets	3,205,063
Mortgage notes, term loans, and revolving credit facilities, net	(55,653,650)
Secured financings on investments in real estate debt	(2,410,458)
Subscriptions received in advance	(189,427)
Other liabilities	(2,531,924)
Accrued performance participation allocation	(241,941)
Management fee payable	(58,345)
Accrued stockholder servicing fees(3)	(12,663)
Non-controlling interests in consolidated subsidiaries	(5,902,721)
Net asset value	$55,523,346
Number of outstanding shares/units	3,866,182
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $83.2 billion allocable to us and $10.9 billion allocable to third-party joint venture interests in such investments as of April 30, 2026.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of April 30, 2026, our allocable share of the gross real estate asset value held by such entities was $41.2 billion.
(3)Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue an estimate of the future cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. As of April 30, 2026, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2026 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of April 30, 2026
Class I Shares	$30,874,027	2,151,093	$14.3527
Class S Shares	16,594,762	1,157,135	14.3413
Class S-2 Shares	616,515	42,989	14.3413
Class D Shares	1,326,484	94,830	13.9880
Class D-2 Shares	84,727	6,057	13.9880
Class T Shares	424,122	30,092	14.0944
Class T-2 Shares	5,342	379	14.0944
Class C Shares	642,187	38,377	16.7334
Class L Shares	116,078	8,074	14.3768
Third Party Operating Partnership Units(1)	4,839,102	337,156	14.3527
Total	$55,523,346	3,866,182
__________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 120,506,988 shares of our common stock (consisting of 76,353,258 Class I Shares, 36,245,517 Class S-2 Shares, 7,424,500 Class D-2 Shares, and 483,713 Class T-2 Shares) in the primary offering for total proceeds of $1.7 billion and (ii) 45,964,188 shares of our common stock (consisting of 26,486,912 Class I Shares, 16,697,759 Class S Shares, 153,943 Class S-2 Shares, 1,832,888 Class D Shares, 37,232 Class D-2 Shares, 752,266 Class T Shares, and 3,188 Class T-2 Shares) pursuant to our distribution reinvestment plan for a total value of $0.6 billion. As of May 31, 2026, our aggregate NAV was $56.1 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Directors and Executive Officers

The following supersedes and replaces the “Management - Directors and Executive Officers” section of the Prospectus and all similar disclosure in the Prospectus.

Our directors and executive officers are set forth below.

Name	Age	Position
Katharine A. Keenan	41	Chief Executive Officer and Director
A.J. Agarwal	59	President and Director
Glen Bartley	40	Chief Operating Officer
Paul Kolodziej	47	Chief Financial Officer and Treasurer
Leon Volchyok	42	Chief Legal Officer
Robert Harper	48	Head of Asset Management
Kate O’Neil	34	Deputy Chief Legal Officer and Secretary*
Frank Cohen	53	Chairman of the Board
Raymond J. Beier	69	Independent Director
Susan Carras	72	Independent Director
Richard I. Gilchrist	80	Independent Director
Field Griffith	72	Independent Director
Edward Lewis	86	Independent Director
__________________
As of June 24, 2026
*Non-executive officer position

Katharine A. Keenan has been a director and Chief Executive Officer of the Company since November 2025. Ms. Keenan is also a Senior Managing Director in Blackstone Real Estate and the Global Head of Blackstone’s Core+ Real Estate business. Ms. Keenan has been with Blackstone since 2012 and prior to joining the Company’s executive team, she was the Global Co-Chief Investment Officer of Blackstone Real Estate Debt Strategies and Chief Executive Officer, President and a director of Blackstone Mortgage Trust, Inc. (NYSE: BXMT). She is a member of Blackstone Real Estate’s Investment Committee. Ms. Keenan brings over a decade of experience at the firm to the role, overseeing loan originations and other commercial debt investments for institutional, public and insurance capital vehicles and leading all aspects of BXMT’s activities, including its investments, capital markets activities, operations and strategy. Before joining Blackstone, Ms. Keenan held positions at G2 Investment Group, Lubert-Adler Real Estate Funds and in the Real Estate Investment Banking Group at Lehman Brothers. Ms. Keenan is a member of the board of directors of Getting Out and Staying Out and the National Association of Real Estate Investment Trusts ("NAREIT”) Advisory Board of Governors. She is also a member of WX New York Women Executives in Real Estate and was a 2025 Partnership for New York City David Rockefeller Fellow. Ms. Keenan graduated cum laude with an A.B. in History from Harvard College. Ms. Keenan is a valuable member of our board of directors because of her extensive real estate and investment experience, her history with Blackstone and her leadership within Blackstone Real Estate’s business.

A.J. Agarwal has been a director and President of the Company since March 2025. Mr. Agarwal is also a Senior Managing Director in Blackstone Real Estate, where he focuses on the Global Core+ business. Mr. Agarwal was previously President and a director of the Company from December 2015 to August 2023 and Co-President of the Company from November 2025 to June 2026. Prior to the launch of the Blackstone Real Estate Core+ business, Mr. Agarwal was co-head of the U.S. Acquisitions team and oversaw more than $50 billion of investment transactions across all real estate asset classes for Blackstone’s opportunistic real estate funds. Mr. Agarwal joined Blackstone in 1992 and is a member of Blackstone’s Real Estate Investment Committee. Mr. Agarwal is also a member of the Council on Foreign Relations. Mr. Agarwal graduated from Princeton University, where he graduated magna cum laude and Phi Beta Kappa, and received his MBA from Stanford University Graduate School of Business. Mr. Agarwal is a valuable member of our board of directors because of his extensive real estate and investment experience, his history with Blackstone and BREIT, and his leadership within Blackstone Real Estate’s business.

Glen Bartley has been Chief Operating Officer of the Company since March 2025. He is also a Senior Managing Director in Blackstone Real Estate. Mr. Bartley is involved in the management and operations of the Company and was previously a member of Blackstone Real Estate’s investment team where he focused primarily on driving performance in its office and lab office investments. Before joining Blackstone in July 2019, Mr. Bartley worked at Goldman Sachs for 10 years in various roles across the real estate business including acquisitions, asset management, and debt originations and restructurings. Mr. Bartley received a BE in Mechanical Engineering from Vanderbilt University and an MBA from Columbia Business School.

Paul Kolodziej has been the Chief Financial Officer and Treasurer of the Company since February 2026 and is also a Managing Director in Blackstone Real Estate. He previously served as the Deputy Chief Financial Officer of the Company from December 2023 to February 2026, the Chief Accounting Officer of the Company from March 2019 to December 2023 and the Controller of the Company from June 2016 to March 2019. Prior to joining Blackstone in May 2016, Mr. Kolodziej was a Senior Manager at PricewaterhouseCoopers LLP, where he provided assurance services to financial service clients focused on REITs, private real estate funds and hedge funds. During his time at PricewaterhouseCoopers LLP, Mr. Kolodziej also completed a two-year rotation in PricewaterhouseCoopers LLP’s SEC Services Group within their National Office, focusing on client consultations over a wide range of matters related to security registrations and ongoing SEC filing requirements. Mr. Kolodziej received a BS in Accountancy from DePaul University and is a Certified Public Accountant.

Leon Volchyok has been the Chief Legal Officer of the Company since September 2017 and previously served as the Secretary of the Company from June 2016 to August 2025. Mr. Volchyok is also the General Counsel for Blackstone’s Private Wealth business. Mr. Volchyok plays a key role in the structuring, launch and operations of the firm's individual investor-focused vehicles. Mr. Volchyok is a member of the board for the Institute for Portfolio Alternatives and on the Executive Committee of NAREIT’s Public Non-listed REIT Council. Mr. Volchyok received a BBA from Baruch College – Zicklin School of Business and a JD from Fordham Law School.

Robert Harper has been the Head of Asset Management of the Company since November 2025. Mr. Harper has previously served in a number of other roles for the Company, including as director from August 2023 to November 2025, Interim Chief Executive Officer from August 2025 to November 2025, Co-President from March 2025 to November 2025, President from August 2023 through February 2025, and the Head of Asset Management from August 2016 to August 2023. He is a Senior Managing Director and the Head of Real Estate Asset Management Americas for Blackstone. Since joining Blackstone in 2002, Mr. Harper has been involved in analyzing Blackstone’s real estate equity and debt investments in all property types. Mr. Harper has previously worked for Blackstone in Los Angeles and London, where he served as Head of Europe for the Blackstone Real Estate Debt Strategies business. Mr. Harper currently serves as a board member for the World Monuments Fund and the McIntire School of Commerce Foundation board at the University of Virginia. His prior board memberships include Invitation Homes, Park Hotels & Resorts and Extended Stay America. Prior to joining Blackstone, Mr. Harper worked for Morgan Stanley’s real estate private equity group in Los Angeles and San Francisco. Mr. Harper received a BS from the McIntire School of Commerce at the University of Virginia.

Kate O’Neil has been the Deputy Chief Legal Officer and Secretary of the Company since August 2025 and is a Managing Director with Blackstone. She is also the Chief Legal Officer of Blackstone Private Equity Strategies Fund (BXPE) and Blackstone Infrastructure Strategies (BXINFRA), Blackstone’s individual investor focused vehicles for private equity and infrastructure strategies. Prior to joining Blackstone in 2022, Ms. O’Neil was an attorney with Simpson Thacher & Bartlett LLP and Fried, Frank, Harris, Shriver & Jacobson LLP, where she focused on alternative investment products, including registered funds, private funds, REITs and BDCs. Ms. O’Neil received a BS, magna cum laude, in Financial Management from Clemson University and a JD from the University of Virginia School of Law.

Frank Cohen has been the Chairman of our board of directors since July 2016 and previously served as Chief Executive Officer of the Company from July 2016 to December 2024. He was previously a Senior Managing Director in Blackstone Real Estate, the Global Chairman of Blackstone’s Global Core+ real estate business and a member of Blackstone Real Estate’s Investment Committee. Mr. Cohen joined Blackstone in 1996 and played an integral role in the growth of the real estate business. He previously held multiple leadership positions, overseeing Blackstone Real Estate’s Americas Acquisitions and later the Core+ real estate business from its early days. Mr. Cohen was involved in over $100 billion of real estate transactions, including many of Blackstone’s notable investments, including Equity Office, CarrAmerica Realty, Trizec and IndCor Properties. Mr. Cohen received a BA from Northwestern University, where he graduated from the Honors Program in Mathematical Methods in the Social Sciences, with a double major in political science. Mr. Cohen served as a director for Tricon Residential Inc. (TSX: TCN) from September 2020 until its privatization in May 2024 and for Hudson Pacific Properties (NYSE: HPP) from 2015 until 2017. He also previously served on the boards of multiple Blackstone portfolio companies. He currently serves on the board of trustees for Northwestern University and as a Trustee of the Urban Land Institute. Mr. Cohen is a valuable member of our board of directors because of his extensive real estate experience and his history with Blackstone.

Raymond J. Beier has been a director and Audit Committee Chairperson of the Company since July 2016. Mr. Beier also serves as a director and audit committee chairperson of Blackstone Private Equity Strategies Fund. Before then, he was a partner in the financial services practice at PricewaterhouseCoopers LLP, having been with the firm from 1993 to 2016. Mr. Beier has extensive experience in financial reporting matters relating to mergers, acquisitions and corporate finance transactions. Mr. Beier served in a variety of roles at PricewaterhouseCoopers LLP, including as a member of the National Office leadership team responsible for its strategic policy and analysis group and as a senior partner in the transaction services group. Mr. Beier also served on various PricewaterhouseCoopers committees, including the Global Private Equity Committee and the Extended Leadership Committee. Mr. Beier also currently serves on the board of trustees of the Student Partner Alliance. Mr. Beier received a BS in Accounting, summa cum laude, from the University of Minnesota—Duluth and an MBA from the University of Minnesota—Carlson School of Management. Mr. Beier is a valuable member of our Board of Directors because of his extensive experience with accounting and financial reporting matters, especially relating to mergers, acquisitions and corporate finance transactions.

Susan Carras has been a director of the Company since January 2021. She is a Senior Managing Director in the Washington, DC office of JLL Capital Markets, America. Ms. Carras served as Co-Head of HFF’s Washington, DC office from 2011 to 2019 and she joined JLL as part of JLL’s 2019 acquisition of HFF. Prior to HFF, she was a Principal and Managing Director at Sonnenblick Goldman where she served on the operating committee and headed offices in Washington, DC and Tampa, FL. Earlier in her career, she was with the Real Estate Finance Division of Chase Manhattan Bank. Ms. Carras received a BA, magna cum laude with departmental honors, from Lafayette College and a Diploma in Real Estate Analysis and Appraisal from New York University. She is a trustee emerita of Lafayette College and previously chaired the Development and Alumni Relations Committee, served on the Executive Committee and was a member of the search committee for Lafayette’s 16th president. Together with a fellow trustee, Ms. Carras started the First Women of Lafayette Scholarship Fund. Ms. Carras is a past chair of the board of trustees of the McLean School of Maryland. In September 2023, Ms. Carras was appointed as an independent director to the board of trustees of Elme Communities (NYSE: ELME). She is a past recipient of the Greater Washington Commercial Association of Realtors Top Financing Award and Top Sales Award for the Washington, DC Metro and has been recognized by Real Estate Forum's Women of Influence, by Bisnow's Women of Influence in Commercial Real Estate and by Connect Media’s Women in Real Estate. Ms. Carras is a valuable member of our board of directors because of her significant experience in the real estate industry.

Richard I. Gilchrist has been a director of the Company since July 2016. He served as Senior Advisor for acquisitions and investments at The Irvine Company, a privately-held real estate investment company, a position he held from July 2011 until July 2018, after having served as President of its Investment Properties Group from 2006 to 2011. He served as President and Co-Chief Executive Officer and on the board of directors of Maguire Properties, Inc., a publicly-held REIT, from 2002 to 2006. From 1997 to 2001, Mr. Gilchrist served as Chief Executive Officer, President and member of the board of directors of Commonwealth Atlantic Properties, a privately-held REIT. From 1995 to 1997, he served as the Co-Chairman and Managing Partner of CommonWealth Partners, a private real estate company he co-founded. He served as chairman of the board and on the compensation committee of Spirit Realty Capital, Inc. (NYSE: SRC) from 2012 to January 2024, when Spirit was acquired by Realty Income (NYSE: O). He has previously served as a director of Ventas (NYSE: VTR) from 2011 to August 2021 and was a chairman of both its compensation and investment committees. He has also previously served as a director of BioMed Realty Trust, Inc. (NYSE: BMR) from 2007 to 2014, Nationwide Health Properties, Inc. from 2008 to 2011, and TIER REIT, Inc. (NYSE: TIER) from 2013 to August 2019, and as chairman from 2016 to August 2019 until TIER REIT, Inc. was acquired by Cousins Properties Inc. (NYSE: CUZ). Mr. Gilchrist is a member of the Whittier College board of trustees, where he earned his BA in 1968. He rejoined the board in May 2023 and previously served as chairman from 2003 to 2011. He is also a member of the advisory board of the University of California, Los Angeles Law School, where he earned a JD in 1971. Mr. Gilchrist is a valuable member of our board of directors because of his extensive experience in the real estate industry, including having served as an executive officer of several REITs, his knowledge and experience in internal and external risk oversight, and his experience as a member of the board of directors of five public REITs, including as chairman of two.

Field Griffith has been a director of the Company since July 2016. He also currently serves as a non-executive director for the Prime Property Fund LLC, a position he has held since February 2018. Mr. Griffith was most recently employed full time as the Director of Real Assets Investments for the Virginia Retirement System from 2004 to 2016 where he was responsible for managing all aspects of the System’s global real estate, infrastructure and natural resource portfolios. The global real estate portfolio consisted of publicly- and privately-traded equity and debt investments in the form of separate accounts, joint ventures, closed-end funds and open-end funds. Mr. Griffith was also a member of the management committee of the Virginia Retirement System. From 1999 to 2004, he was a senior executive at Gemini Rosemont Commercial Real Estate where he was engaged in real estate portfolio management activities. From 1985 to 1999, Mr. Griffith was employed in the real estate investment group for UNUM Life Insurance Company engaged in mortgage and equity underwriting, structuring, property acquisitions/dispositions and portfolio management of the commercial real estate equity group. From 1983 to 1985, he worked in the real estate investment group at Phoenix Home Life Insurance Company. Mr. Griffith is a Chartered Financial Analyst and received a BA from Beloit College and an MBA from the University of Washington. From 2007 to 2013, he served as a board member of the Pension Real Estate Association. From August 2017 to March 2021, he served on the board of directors of Tedford Housing, Inc., a non-profit organization focused on serving the regional homeless population. From March 2017 through December 2025, he served as a non-executive director for The Forest Company (registered in Guernsey, UK). Mr. Griffith is a valuable member of our board of directors because of his extensive experience with real estate investments.

Edward Lewis has been a director of the Company since July 2016. From 2000 until February 2017, he was Senior Advisor to Solera Capital, a private equity firm. In 1969, he co-founded Essence Communications Partners, a multimedia company targeting African American women, serving as Chief Executive Officer, publisher and chairman for 35 years. Previously, he served on the boards of Great Atlantic & Pacific Tea Company, Inc. (NYSE: GAP), the Apollo Theater Foundation, the Boys and Girls Clubs of America and the Economic Club of New York. He also served as chairman of the Magazine Publishers of America from 1997 to 1999, becoming the first African American to hold this position in the 75-year history of the organization. Mr. Lewis received a BA and MA in Political Science and International Affairs from the University of New Mexico. Mr. Lewis is a valuable member of our board of directors because of his extensive business experience as founder and chairman of Essence Communications, as well as the skills he gained during his active board service to a number of diverse organizations.

Although most of the services provided to us by the individuals who are executive officers are in their respective roles as executive officers of the Adviser, they have certain duties as executive officers of our company arising from Maryland law, our charter and our bylaws. These duties include executing contracts and other instruments in our name and on our behalf and such other duties as may be prescribed by our board of directors from time to time.

Our executive officers will act as our agents, execute contracts and other instruments in our name and on our behalf, and in general perform all duties incident to their offices and such other duties as may be prescribed by our board of directors from time to time. Our officers will devote such portion of their time to our affairs as is required for the performance of their duties, but they are not required to devote all of their time to us.

Suitability Standards

The following paragraph is included in the Prospectus as the applicable suitability standard for Minnesota investors in the offering, including under the “Suitability Standards” section of the Prospectus and in “Appendix B: Form of Subscription Agreement”.

Minnesota Investors: Purchasers residing in Minnesota must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $350,000. In addition, the total investment in us and other non-traded direct participation programs (including REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940) may not exceed 10% of a purchaser’s liquid net worth at the time of the purchaser’s investment in us. This 10% liquid net worth limit does not apply to (i) distributions reinvested through the distribution reinvestment plan and (ii) a purchaser who is an accredited investor as defined in Rule 501(a) of Regulation D of the Securities Act, as amended.